Filed by Powerwave Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Powerwave Technologies, Inc.

Commission File No. 000-21507

Dear Valued Supplier,

Because of our valued relationship with you, we want you to hear directly from us about some exciting and important news. Today, Powerwave Technologies, Inc. announced it has entered into a strategic combination transaction with LGP Allgon Holding AB to create the world’s second largest provider of advanced wireless equipment subsystems. We will have an expanded product offering with more leading customers and network solutions, in more countries than ever before.

The rationale for the combination is simple. Powerwave is the leader in power amplifier solutions and LGP Allgon is the leader in the tower mounted amplifier and site optimization market. Powerwave holds a strong position with North American wireless operators and leading base station OEM’s. LGP Allgon has excelled in developing strategic relationships with the leading global wireless operators and system suppliers. The combined company will be able to do more to drive innovation throughout the wireless infrastructure market.

We believe the combination of Powerwave and LGP Allgon offers you important benefits. By combining our strengths, we not only create an industry leading portfolio of products, technologies and solutions, we’re assembling an extraordinary team of people, know how, and global resources. With strong cross selling synergies and access to new markets, we see tremendous opportunity for our partners and vendors as we work to grow market share.

As the employees from Powerwave and LGP Allgon combine our businesses, both teams are devoted to taking the best of both companies – the best practices, the best of breed products and the best customer service capabilities – and make sure they thrive and grow through the integration. We will work tirelessly to expedite the integration process so purchasing and payment transactions merge quickly and efficiently.

Enclosed is a copy of today’s announcement for your information. If at any time you have any questions, please contact your purchasing representative. We firmly believe that the combined capabilities of Powerwave and LGP Allgon will result in a stronger worldwide presence, larger combined customer base and an even deeper management team. We highly value our relationship with you and appreciate your continued support.

Sincerely,

President and CEO

Powerwave Technologies, Inc.

Additional Information and Where to Find It

Powerwave intends to file a proxy statement on Schedule 14A in connection with the proposed transaction. Powerwave will also deliver to LGP Allgon shareholders an exchange offer prospectus under Swedish law. An English translation of the document will be provided to U.S. shareholders of LGP Allgon and filed with the Securities and Exchange Commission, or SEC, under Form CB. We urge you to read the proxy statement, the exchange offer prospectus and other relevant materials when they become available because they will contain important information about Powerwave, LGP Allgon and the proposed transaction. You may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the proxy statement and exchange offer prospectus (when they become available) may also be obtained from Powerwave. Powerwave and its executive officers and directors may be deemed to be participants in the solicitation of proxies from its stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction either will be included in the proxy statement, or incorporated into the proxy statement by reference, as permitted by the rules of the Securities Exchange Act of 1934.